EXHIBIT 99.1

Brookfield Business Corporation Announces  Normal Course Issuer Bid of Shares

BROOKFIELD, NEWS, Aug. 12, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (NYSE, TSX: BBUC) today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Brookfield Business Corporation of its intention to establish a normal course issuer bid for its Class A exchangeable subordinate voting shares (the “shares”). Brookfield Business Corporation believes that in the event the shares trade in a price range that does not fully reflect their value, the acquisition of shares may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of Brookfield Business Corporation authorized the corporation to repurchase up to 5% of the total issued and outstanding shares, or 3,647,810 shares. At the close of business on August 9, 2022, there were 72,956,217 shares issued and outstanding. Under the normal course issuer bid, Brookfield Business Corporation may purchase up to 13,916 shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 55,666 shares on the TSX for the period February 1, 2022 to July 31, 2022. Repurchases are authorized to commence on August 17, 2022 and will terminate on August 16, 2023, or earlier should Brookfield Business Corporation complete its repurchases prior to such date.

All purchases under the normal course issuer bid will be made through the facilities of the TSX and the New York Stock Exchange, and through the facilities of designated exchanges and alternative trading systems in Canada and the United States, and all shares acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

Brookfield Business Corporation will enter into an automatic purchase plan on or about the week of September 26, 2022 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of shares, subject to certain trading parameters, at times when Brookfield Business Corporation ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership, or Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $750 billion of assets under management. More information is available at www.brookfield.com.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Corporation, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated restrictions resulting from COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recently filed Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.